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                                                                  Exhibit (a)(5)

Dear Employee:

     It is with great pleasure that we present you with what we believe to be exciting news related to your stock options.

     We are offering to exchange certain outstanding options to purchase shares of our common stock granted under the Captaris, Inc. 1989 Restated Stock Option Plan (the "1989 Plan") having an exercise price greater than $10.00 held by our current U.S. employees and officers (except that employees who, as of April 18, 2001 (the date of our 2001 proxy statement), were former officers of Captaris are not eligible to participate) for new options to granted under the Captaris, Inc. 2000 Non-Officer Employee Stock Compensation Plan (the "NOE Plan" and the 1989 Plan (together with the NOE Plan, the "Stock Plans"). We are making this offer upon the terms and subject to the conditions set forth in an offer to exchange and related documents that are being distributed today to employees who have been identified as eligible to participate in this program. The documents will be delivered as follows:

     . Campus locations: eligible employees will receive the documents in their normal interoffice mail folders. Please be sure to check your mailfolders today.

     . Other than Campus locations: Eligible employees will receive the documents by Federal Express direct to their homes.

     If you do not receive the offer to exchange your options and the related documents in your office mail or at your home, as the case may be, within the next two days and you think you should have, please contact Susie Shea at susieshea@captaris.com or (425) 825-3310. If you have questions relative to the offer after you receive your documents by interoffice mail, please contact Shan Koenig at shankoenig@captaris.com or Jeff deCillia at jeffdecillia@captaris.com or (425) 820-6000.

     This offer to exchange is being presented to provide you with a greater incentive to positively impact the upward price of our stock as you perform your job and to participate in the increasing value of Captaris, Inc.

     The offer is explained in detail in the offer to exchange and related documents. We encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender your options also are explained in detail in those materials.

     The offer will expire at 5 p.m., Pacific Standard Time, on July 10, 2001 unless we extend the offer. On the first business day following the expiration date of the offer and pursuant to the terms and subject to the conditions of the offer, we will accept for exchange and cancel all the tendered options and we will grant the new options on that day. We expect to distribute new option agreements within two weeks of the expiration date, to be executed by you and Captaris, Inc.

Sincerely,
Jeffrey B. deCillia
Executive Vice President, Chief Financial Officer and Secretary